August 7, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Ms. Cathey Baker

Re: Symmetry Holdings Inc. S-1 Amendment No. 1

Dear Ms. Baker:

        On behalf of our client, Symmetry Holdings Inc. (“Symmetry”) and, as per your message on Friday, August 4, 2006, please find enclosed three sets of Randi-Jean G. Hedin’s response to your comment letter, Amendment No. 1 to Symmetry’s Registration Statement on Form S-1, all exhibits thereto and a redline of such amendment against Symmetry’s initial S-1, as filed with the Securities and Exchange Commission on June 27, 2006.

        Please note that all page references in Ms. Hedin’s response letter are to the clean version of Amendment No. 1, rather than to the redline. If you have any questions, please call me at 203-351-8106 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely,

Jeffrey A. Letalien

Enclosures

cc:    Randi-Jean G. Hedin
         Corrado De Gasperis